Exhibit 23.3

Date: March 21, 2023

ACELYRIN, INC.

4149 Liberty Canyon Road

Agoura Hills, CA 91301

Dear Sirs or Madams:

We, Skysis LLC, a member of Fishawack Health, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on the S-1, and any amendments thereto, of ACELYRIN, INC., and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent market assessment of psoriatic arthritis, axial spondyloarthritis, hidradenitis suppurativa, uveitis, thyroid eye disease and chronic urticaria (collectively, the “Global Markets Reports”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the caption “Market, Industry and Other Data” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Global Markets Reports and the matters discussed therein.

Regards,

/s/ Walter Grubb

Name: Walter Grubb

Designation: VP Consulting

For and on behalf of

Skysis LLC, a member of Fishawack Health

SCHEDULE

•	References in this prospectus to market research by Skysis were commissioned by us.

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Based on market research conducted for us by Skysis, a member of Fishawack Health (Skysis), the total market globally for the treatment of HS in 2022 was approximately $1.2 billion and is expected to grow to approximately $2.9 billion by 2030.

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Based on market research conducted for us by Skysis, the total market globally for the treatment of PsA in 2022 was approximately $8.8 billion and is expected to grow to approximately $17.8 billion by 2030.

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Based on market research conducted for us by Skysis, the total market globally for the treatment of AxSpA in 2022 was approximately $5.1 billion and is expected to grow to greater than $6.8 billion by 2030.

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Based on market research conducted for us by Skysis, the total market globally for the treatment of noninfectious uveitis was approximately $390 million in 2022 and is expected to grow to greater than $790 million by 2030.

•	Based on market research conducted for us by Skysis, the total market globally for the treatment of TED in 2022 was approximately $2 billion and is expected to grow to more than $4.8 billion by 2030.

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Based on market research conducted for us by Skysis, the total market globally for the treatment of chronic urticaria in 2022 was approximately $1.9 billion and is expected to grow to approximately $5.8 billion by 2030.